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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

JER Investors Trust Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46614H400
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46614H400	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 790,809
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 790,809
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,809
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 46614H400	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 790,809
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 790,809
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,809
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 46614H400	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Distressed Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 503,855
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 503,855
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,855
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 46614H400	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak CDO II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 286,954
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 286,954
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,954
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

Item 1. (a)            Name of Issuer

JER Investors Trust Inc.

Item 1. (b)           Address of Issuer’s Principal Executive Offices

1650 Tysons Boulevard
Suite 1600
McLean, VA 22102

Item 2. (a)           Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Distressed Master Fund II, L.P.; and
(iv)	Kodiak CDO II, Ltd.

*           Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2.(b)           Address of Principal Business Office or, if None, Residence

EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Emanuel J. Friedman
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Distressed Master Fund II, L.P.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Kodiak CDO II, Ltd.
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2.(c)           Citizenship

See Item 4 of the attached cover pages.

Item 2.(d)           Title of Class of Securities

Common Stock

Item 2. (e)           CUSIP Number

46614H400

Item 3.                 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                 Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

EJF Capital LLC, through wholly-owned subsidiaries, manages each of EJF Distressed Master Fund II, L.P. and Kodiak CDO II, Ltd.  Emanuel J. Friedman is the controlling member of EJF Capital LLC.  As such, EJF Capital LLC and Emanuel J. Friedman may be deemed to beneficially own the 503,855 shares of Common Stock owned by EJF Distressed Master Fund II, L.P., and 286,954 shares of Common Stock owned by Kodiak CDO II, Ltd. EJF Capital LLC and Emanuel J. Friedman do not beneficially own any other shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

The filing persons may be deemed to be members of a group.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DISTRESSED MASTER FUND II, L.P. By: EJF DISTRESSED II GP, LLC Its: General Partner By: EJF CAPITAL LLC Its: Sole Managing Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

KODIAK CDO II, LTD. By: Kodiak CDO Management, LLC Its: Collateral Manager By: Kodiak Funding, LP Its: Sole Member By: Kodiak Funding Company, Inc. Its: General Partner
By:	/s/ Robert M. Hurley
	Name:	Robert M. Hurley
	Title:	Chief Financial Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Distressed Master Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands, and Kodiak CDO II, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 16, 2010

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DISTRESSED MASTER FUND II, L.P. By: EJF DISTRESSED II GP, LLC Its: General Partner By: EJF CAPITAL LLC Its: Sole Managing Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

KODIAK CDO II, LTD. By: Kodiak CDO Management, LLC Its: Collateral Manager By: Kodiak Funding, LP Its: Sole Member By: Kodiak Funding Company, Inc. Its: General Partner
By:	/s/ Robert M. Hurley
	Name:	Robert M. Hurley
	Title:	Chief Financial Officer